

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

March 20, 2009

Mr. Eric M. Specter
Executive Vice President and Chief Financial Officer
Charming Shoppes, Inc.
450 Winks Lane
Bensalem, PA 19020

> **Re: Charming Shoppes, Inc.**
> **Supplemental response letter, dated February 27, 2009**
> **Schedule 14A**
> **Filed April 2, 2008**
> **File No. 000-07258**
> **Form 10-Q**
> **Filed December 9, 2008**

Dear Mr. Specter:

We have reviewed your filings and have the following comments. In our comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should also comply with our comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation of Executive Officers, page 14

1. We note your response to prior comment nine from our letter dated January 30, 2009. In your response you indicate that you will disclose your free cash flow targets with respect to your 2007-09 performance shares. Please provide us with your draft disclosure. To the extent that these targets, or your performance

against these targets, are currently unknown, or have yet to be disclosed, you may omit such figures in your draft disclosure provided your response appropriately identifies where the actual figures will be presented.

Form 10-Q for the fiscal quarter ended November 1, 2008

Note 1. Condensed Consolidated Financial Statements, page 7

Discontinued Operations, page 7

2.   We note from your response to comment 10 of our letter dated January 30, 2009, that you intend to restate your quarterly financial information to reflect the correct amounts for the loss from discontinued operations and net income/(loss). Please provide us with the disclosure that you intend to include in your Fiscal 2009 Form 10-K. In your response, tell us how you satisfied the disclosure requirements set forth in paragraph 26 of SFAS 154 related to the correction of errors.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Health Care Services

Mr. Specter
Charming Shoppes, Inc.
March 20, 2009
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